April 18, 2023

Christina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Sisecam Resources LP Schedule 13E-3 and Schedule 13E-3/A filed February 27, 2023 Schedule 13E-3/A filed April 6, 2023 SEC File No. 5-87613 PREM14C filed February 27, 2023 SEC File No. 1-36062

Dear Ms. Chalk:

Set forth below are responses of Sisecam Resources LP (referred to herein as “we” or the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 10, 2023 with respect to the filings referenced above.

Concurrent with the submission of this letter, we are submitting via EDGAR Amendment No.1 to the Information Statement (the “Amended Information Statement”) and Amendment No.3 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), which incorporate changes made in response to the Staff’s comments and certain other updated information.

For your convenience, the response is prefaced in bold type by the exact text of the Staff’s comment. All references to page numbers and captions in the responses correspond to the Amended Information Statement and the Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings given to them in the Amended Information Statement.

Schedule 13E-3/A filed April 6, 2023

General, page i

1.
Please explain why the following persons or entities have not been included as filers on the Schedule 13E-3, or revise to add them and to provide all of the information required to satisfy the disclosure requirements of Schedule 13E-3: (i) Mr. Turgay Ciner; (ii) Ciner Enterprises; (iii) Sisecam Chemicals USA; and (iv) Sisecam Chemicals Resources LLC.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the preliminary information statement to include (i) Ciner Enterprises Inc. (“Ciner Enterprises”); (ii) Sisecam Chemicals USA Inc. (“Sisecam USA”); and (iii) Sisecam Chemicals Resources LLC as filers of the Schedule 13E-3.

However, Mr. Turgay Ciner is not included as a filer on the Schedule 13E-3 because the Company does not believe that he is “an affiliate engaged in” the Merger or the other transactions contemplated by the Merger Agreement.  In reaching this conclusion, the Company considered, among other things, Rule 13e-3 under the Exchange Act and the Staff’s analysis and interpretive position set forth in Compliance and Disclosure Interpretation (“CD&I”) 201.05 and Section III of Release No. 34-17719 (the “Staff’s Guidance”), pursuant to which there are two prongs for the “filing-person” test, namely (1) whether the entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1) under the Exchange Act, and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction.  As a threshold matter, we note that the Company, which is the entity conducting the going private transaction, is owned 40% by Ciner Enterprises and 60% by Sisecam USA, such that Ciner Enterprises is a minority investor in the Company. Further, the Company believes that, although Ciner Enterprises is indirectly owned by Mr. Ciner, Mr. Ciner is not an affiliate engaged, either directly or indirectly, in the Merger or the other transactions contemplated by the Merger Agreement.  The Company is governed by an eleven-member board of directors, which includes three independent directors that are not affiliated with either Ciner Enterprises or Sisecam USA; the board directed the negotiation and execution of the going private transaction. Mr. Ciner did not have any direct or independent involvement in, and did not participate in any way in any of the planning, discussions or negotiations with respect to, the Merger or other transactions contemplated by the Merger Agreement.  Furthermore, Mr. Ciner is not expected to directly hold any of the outstanding equity securities of the surviving entity, or to serve as a director of or hold any management position with the surviving entity, following the consummation of the Merger.  Accordingly, the Company believes that Mr. Ciner should not be included as a filer on the Schedule 13E-3.

2.
The information required by Items 7, 8 and 9 of Schedule 13E-3 must be prominently disclosed in a “Special Factors” section at the forepart of the disclosure document. See Rule 13e-3(e)(1)(ii). Please revise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the preliminary information statement to clearly identify the Special Factors section at the forepart of the information statement. Please refer to the updated disclosure on page 13 of the Amended Information Statement.

3.
We note that you have incorporated by reference the financial information included in the Company’s Form 10-K for the 2022 fiscal year. Refer to Instruction 1 to Item 13 of Schedule 13E-3. Revise the information statement disseminated to shareholders to include the summary financial information required by Item 1010(c) of Regulation M-A.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the preliminary information statement to include the summary financial information required by Item 1010(c) of Regulation M-A. Please refer to pages 64 to 67 of the Amended Information Statement.

Information Statement - Reasons for Recommending Approval of the Merger, page 25

4.	Revise the last paragraph in this section on page 27 of the information statement to clarify that the preceding discussion discusses all material factors considered by the Conflicts Committee.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the preliminary information statement to clarify that the preceding discussion discusses all material factors considered by the Conflict Committee.

Recommendation of the GP Board, page 27

5.
The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those normally considered relevant in assessing the fairness of a going private transaction. To the extent one or more of those factors was considered but given little weight or was not considered by the GP Board, this may be an important element of the analysis. To the extent the GP Board seeks to rely on the analysis of another party, such analysis must be expressly adopted. Please revise to discuss how the GP Board considered each listed factor, or to explain why it did not.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the preliminary information statement to the GP Board’s analysis of each listed factor. Please see pages 28 and 29 of the Amended Information Statement.

6.	See our comment above. Revise the last paragraph of this section on page 29 to make clear that the foregoing discussion includes all material factors considered by the GP Board.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the preliminary information statement to clarify that the preceding discussion discusses all material factors considered by the GP Board.

Peer Group Trading Analysis, page 35

7.
In the first paragraph of this section on page 35, revise to be more specific about how Evercore chose the peer group companies. Make the same revision on page 36 as to the precedent M&A transactions to which Evercore compared this transaction.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the preliminary information statement to include more details with respect to Evercore’s selection of peer group companies and precedent M&A transactions. Please see pages 35 and 36 of the Amended Information Statement.

Financial Advisor Discussion Materials Provided to SCR, page 40

8.	Expand this section considerably to describe the materials provided to SCR by BofA and filed as exhibits to the amended Schedule 13E-3. See Item 1015 of Regulation M-A.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the preliminary information statement to expand descriptions on the materials provided by BofA. Relevant materials have also been filed as exhibits to amend the Schedule 13E-3.  Please see pages 41 to 43 of the Amended Information Statement.

Financing of the Merger, page 46

9.
Item 1007(a) of Regulation M-A requires the filers to state the specific sources of the funds to be used to pay for the merger and the total amount of funds needed. The disclosure here is equivocal and does not satisfy this requirement. See for example, the following: "SCR may fund the transaction through capital contributions from its parent entities or through debt financing." (emphasis added) Please revise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the preliminary information statement to specify the sources of the funds to be used to pay for the merger and the total amount of funds needed. Please refer to the updated disclosure on pages 6 and 48 of the Amended Information Statement.

Ownership of the Partnership after the Merger, page 46

10.	Expand this section to identify the entities or persons who control SCR.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the preliminary information statement to identify the entities and persons who control SCR. Please refer to the updated disclosure on page 48 of the Amended Information Statement.

Additionally, by phone on April 13, 2023, the Staff conveyed an additional oral comment relating to language in the fairness opinion issued by Evercore and included as Annex B to the preliminary information statement. In response to this comment and in coordination with legal counsel to Evercore, we have (a) included an affirmative statement in the Amended Information Statement that Evercore has consented to the inclusion of its fairness opinion to the Conflicts Committee in the information statement and (b) revised certain language in the fairness opinion letter included as Annex B to the Amended Information Statement. Please refer to pages 32 and B-3 of the Amended Information Statement.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (212) 378-7507.

Very truly yours,

By:	/s/ Scott D. Fisher
Scott D. Fisher

Enclosures

cc:          Marla Nicholson
Sisecam Resource LP